UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2025

COMMISSION FILE NUMBER 001-38976
Genmab A/S
(Exact name of Registrant as specified in its charter)
Carl Jacobsens Vej 30
2500 Valby
Denmark
+45 70 20 27 28
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  Form 40-F
This report on Form 6-K shall be deemed to be incorporated by reference in Genmab A/S’s registration statements on Form S-8 (File No. 333-232693, 333-253519, 333-262970, 333-277273 and 333-284876) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim Report Dated August 07, 2025
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENMAB A/S

BY:	/s/ Anthony Pagano
Name: Anthony Pagano
Title: Executive Vice President & Chief Financial Officer

DATE: August 07, 2025

99.1
Genmab Announces Financial Results for the First Half of 2025

August 7, 2025 Copenhagen, Denmark;
Interim Report for the First Half Ended June 30, 2025

Highlights
•Epcoritamab advancing to earlier lines of therapy with the submission of a sBLA to the FDA for epcoritamab plus R2 in patients with relapsed or refractory FL
•Rinatabart sesutecan (Rina-S®) continues to progress, demonstrating encouraging antitumor activity in endometrial cancer in data presented at the 2025 ASCO Annual Meeting
•Data from over 40 abstracts highlighting the depth, breadth and strength of Genmab’s comprehensive epcoritamab development program presented at multiple medical conferences
•Genmab revenue increased 19% compared to the first six months of 2024, to $1,640 million

“In the first half of the year we continued to make progress towards our strategic priorities as we strive towards our goal of bringing our innovative therapies to additional patients in need. We further maximized the potential of our commercialized medicines with an additional sBLA submission for EPKINLY® (epcoritamab-bysp) and the launch of Tivdak® (tisotumab vedotin) in Japan. We also accelerated the development of our late-stage pipeline through both encouraging data presentations and, for Rina-S, the announcement of additional planned Phase 3 clinical trials,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Half of 2025
•Revenue was $1,640 million for the first six months of 2025 compared to $1,382 million for the first six months of 2024. The increase of $258 million, or 19%, was primarily driven by higher DARZALEX® and Kesimpta® royalties achieved under our collaborations with Johnson & Johnson (J&J) and Novartis Pharma AG (Novartis), respectively, and higher EPKINLY net product sales.
•Royalty revenue was $1,378 million in the first six months of 2025 compared to $1,111 million in the first six months of 2024, an increase of $267 million, or 24%. The increase in royalties was driven by higher net sales of DARZALEX and Kesimpta.
•Net sales of DARZALEX (daratumumab), including sales of the subcutaneous (SC) product (daratumumab and hyaluronidase-fihj, sold under the tradename DARZALEX FASPRO® in the U.S.) by J&J were $6,776 million in the first six months of 2025 compared to $5,570 million in the first six months of 2024, an increase of $1,206 million or 22%.
•Total costs and operating expenses were $1,092 million in the first six months of 2025 compared to $1,030 million in the first six months of 2024. The increase of $62 million, or 6%, was driven by the expansion of our product pipeline, including advancement of Rina-S, the continued development of Genmab’s broader organizational capabilities as well as profit-sharing amounts payable to AbbVie Inc. (AbbVie) related to EPKINLY sales.
•Operating profit was $548 million in the first six months of 2025 compared to $352 million in the first six months of 2024.
•Net financial items resulted in income of $119 million for the first six months of 2025 compared to $204 million in the first six months of 2024. The decrease was primarily due to a decrease in foreign exchange impacts driven by the change in functional currency of Genmab A/S on January 1, 2025, as well as a decrease in interest income for the first six months of 2025 compared to the first six months of 2024 related to average lower cash balances.

Outlook
Genmab is updating its revenue and operating profit guidance for 2025. The improved guidance is driven by higher total royalty revenues from DARZALEX.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 1/44 CVR no. 2102 3884

Genmab Announces Financial Results for the First Half of 2025
2025 FULL YEAR OUTLOOK

(USD million)	Revised Guidance	Revised Mid-Point	Previous Guidance	Guidance Mid-Point
Revenue	3,500 - 3,700	3,600	3,340 - 3,660	3,500
Royalties	2,945 - 3,090	3,017	2,785 - 3,015	2,900
Net product sales/Collaboration revenue*	425 - 465	445	415 - 460	438
Milestones/Reimbursement revenue	130 - 145	138	140 - 185	162
Gross profit**	3,280 - 3,460	3,370	3,120 - 3,420	3,270
Operating expenses**	(2,055) - (2,225)	(2,140)	(2,055) - (2,225)	(2,140)
Operating profit	1,055 - 1,405	1,230	895 - 1,365	1,130
*Net Product Sales and Collaboration Revenue consists of EPKINLY Net Product Sales in the U.S. and Japan and Tivdak (Genmab’s share of net profits) in the U.S. and Net Product Sales in Japan
**Operating Expenses Range excludes Cost of Product Sales Range, which is included in Gross Profit Range
Other Matters
Both the functional currency of the Genmab A/S legal entity and the presentation currency of the condensed consolidated financials statements have been changed from DKK to USD effective January 1, 2025. The change in functional currency has been implemented with prospective effect. The change in presentation currency has been implemented with retrospective effect. Comparative figures for prior periods have been restated accordingly.

Conference Call
Genmab will hold a conference call to discuss the results for the first half of 2025 today, Thursday, August 7, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call please use the below registration link. Registered participants will receive an email with a link to access dial-in information as well as a unique personal PIN: https://register-conf.media-server.com/register/BI28443f2e11ba47dba51e3a14d0c7a98f. A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investor-relations.

Contact
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

*sBLA = supplemental Biologics License Application, FDA = U.S. Food and Drug Administration, R2 = rituximab and lenalidomide, FL = follicular lymphoma, ASCO = American Society of Clinical Oncology

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 2/44 CVR no. 2102 3884

Interim Report for the First Half of 2025

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 3/44 CVR no. 2102 3884

Interim Report for the First Half of 2025

CONSOLIDATED KEY FIGURES

(USD million, unless otherwise indicated)	Three Months Ended June 30,		Six Months Ended June 30,		Full Year
Income Statement	2025	2024	2025	2024	2024
Revenue	$925	$779	$1,640	$1,382	$3,121
Cost of product sales	(57)	(28)	(99)	(55)	(143)
Research and Development expenses	(364)	(361)	(723)	(696)	(1,414)
Selling, general and administrative expenses	(144)	(129)	(270)	(243)	(560)
Acquisition and integration related charges	—	(25)	—	(36)	(32)
Total costs and operating expenses	(565)	(543)	(1,092)	(1,030)	(2,149)
Operating profit	360	236	548	352	972
Net financial items	63	71	119	204	354
Net profit	$336	$203	$531	$395	$1,133

Balance Sheet
Marketable securities	$1,603	$1,637	$1,603	$1,637	$1,574
Cash and cash equivalents	1,296	622	1,296	622	1,380
Total non-current assets	2,554	2,395	2,554	2,395	2,514
Total assets	6,464	5,544	6,464	5,544	6,414
Shareholders' equity	5,302	4,445	5,302	4,445	5,137
Share capital	$10	$10	$10	$10	$10

Cash Flow Statement
Net cash provided by operating activities	$62	$219	$349	$438	$1,126
Net cash provided by (used in) investing activities	26	(1,270)	(17)	(1,480)	(1,447)
Net cash (used in) financing activities	(406)	(440)	(419)	(525)	(566)
Investment in intangible assets	—	—	(18)	—	(17)
Investment in tangible assets	$(10)	$(4)	$(22)	$(8)	$(27)

Financial Ratios and Other Information
Basic net profit per share	$5.44	$3.15	$8.47	$6.09	$17.74
Diluted net profit per share	$5.42	$3.13	$8.45	$6.05	$17.61
Period-end share market price (DKK per share)	1,315	1,745	1,315	1,745	1,493
Price / book value	$2.48	$3.93	$2.48	$3.93	$2.91
Shareholders' equity per share	$530.20	$444.50	$530.20	$444.50	$513.70
Equity ratio	82%	80%	82%	80%	80%
Shares outstanding	64,154,254	66,136,909	64,154,254	66,136,909	66,187,186
Average number of employees (FTE*)	2,638	2,449	2,653	2,358	2,535
Number of employees (FTE) at the end of the period	2,639	2,526	2,639	2,526	2,682

*Full-time equivalent or team members

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 4/44 CVR no. 2102 3884

Interim Report for the First Half of 2025

2025 FULL YEAR OUTLOOK

(USD million)	Revised Guidance	Revised Mid-Point	Previous Guidance	Guidance Mid-Point
Revenue	3,500 - 3,700	3,600	3,340 - 3,660	3,500
Royalties	2,945 - 3,090	3,017	2,785 - 3,015	2,900
Net product sales/Collaboration revenue*	425 - 465	445	415 - 460	438
Milestones/Reimbursement revenue	130 - 145	138	140 - 185	162
Gross profit**	3,280 - 3,460	3,370	3,120 - 3,420	3,270
Operating expenses**	(2,055) - (2,225)	(2,140)	(2,055) - (2,225)	(2,140)
Operating profit	1,055 - 1,405	1,230	895 - 1,365	1,130
*Net Product Sales and Collaboration Revenue consists of EPKINLY Net Product Sales in the U.S. and Japan and Tivdak (Genmab’s share of net profits) in the U.S. and Net Product Sales in Japan
**Operating Expenses Range excludes Cost of Product Sales Range, which is included in Gross Profit Range
Genmab is updating its revenue and operating profit guidance for 2025. The improved guidance is driven by higher total royalty revenues from DARZALEX.

Revenue
Genmab expects its 2025 revenue to be in the range of $3.5 - 3.7 billion, an increase to the previous guidance range of $3.3 - 3.7 billion. Genmab’s projected revenue growth for 2025 is driven by higher royalties, net product sales and collaboration revenue.

Royalty growth relates mainly to DARZALEX and Kesimpta net sales growth. DARZALEX royalties of $2.3 - $2.4 billion are based on Genmab’s estimate of DARZALEX 2025 net sales of $13.7 – 14.1 billion. DARZALEX royalties are partly offset by Genmab’s share of Janssen’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with SC net sales as well as royalty reduction in countries and territories where there are no Genmab patents.

Operating Expenses
Genmab is maintaining its 2025 operating expenses to be in the range of $2.1 - 2.2 billion.
Operating Profit
Genmab expects its 2025 operating profit to be in the range of $1.1 - 1.4 billion, compared to previous guidance range of $0.9 - 1.4 billion, primarily driven by the items described above.

Outlook: Risks and Assumptions
In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, DARZALEX FASPRO, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates The financial guidance assumes that no significant new agreements are entered into during the remainder of 2025 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report for matters that may cause Genmab’s actual results to differ materially from 2025 Guidance.
The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and EPKINLY/TEPKINLY, and on the net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI and TALVEY by Genmab’s collaboration partners and on Genmab’s royalties, collaboration revenue and milestone revenue therefrom.

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PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST HALF OF 2025
At the end of the first half of 2025, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of 10 antibody products in clinical development. These include Genmab’s approved medicines, Tivdak, which Genmab is co-developing globally and co-promoting in the U.S. in collaboration with Pfizer Inc. (Pfizer) and exclusively by Genmab outside of the U.S. and China, and EPKINLY/TEPKINLY, which Genmab is co-developing and co-commercializing in the U.S. and Japan in collaboration with AbbVie Inc. (AbbVie). In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including six approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline includes multiple preclinical programs. An overview of the development status of our approved medicines and each of our investigational medicines is provided in the following section, including updates for the second quarter of 2025. For events that occurred during the first quarter of 2025, please refer to Genmab’s Q1 2025 report. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen A/S (Nasdaq Copenhagen) stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (U.S. SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of this report and is not incorporated by reference herein.
Genmab Proprietary Products1
Approved Medicines

Approved Product	Target	Developed By	Disease Indication[2]
EPKINLY (epcoritamab-bysp, epcoritamab) TEPKINLY (epcoritamab)	CD3xCD20	Co-development Genmab/AbbVie
Approved in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) after two or more lines of systemic therapy and in Japan for adult patients with certain types of relapsed or refractory large B-cell lymphoma (LBCL) after two or more lines of systemic therapy

Approved in multiple territories including the U.S., Europe and Japan for adult patients with relapsed or refractory FL after two or more lines of systemic therapy
Tivdak (tisotumab vedotin-tftv, tisotumab vedotin)	Tissue factor (TF)	Co-development Genmab/Pfizer	Approved in the U.S., Europe and Japan for adult patients with recurrent/metastatic cervical cancer with disease progression on or after chemotherapy
1Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2Refer to relevant local prescribing information for precise indication and safety information.

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Pipeline, Including Further Development for Approved Medicines

Product	Developed By	Target(s)	Technology	Disease Indications	Most Advanced Development Phase
					Preclinical	1	2	3
Epcoritamab	Co-development Genmab / AbbVie	CD3, CD20	DuoBody®	Relapsed/refractory DLBCL

Relapsed/refractory FL

First line DLBCL

First line FL

B-cell non-Hodgkin lymphoma (NHL)

Relapsed/refractory chronic lymphocytic leukemia (CLL) & Richter's Syndrome
Aggressive mature B-cell neoplasms in pediatric patients
Tisotumab vedotin	Co-development Genmab / Pfizer	TF	Antibody-drug conjugate (ADC)	Solid tumors
Rinatabart Sesutecan (Rina-S, PRO1184)	Genmab	Folate receptor alpha (FRα)	ADC	Platinum resistant ovarian cancer (PROC)
Solid tumors
Acasunlimab (GEN1046)	Genmab	Programmed death ligand 1 (PD-L1), 4-1BB	DuoBody	Non-small cell lung cancer (NSCLC)
Advanced melanoma

Solid tumors
GEN1042 (BNT312)	Co-development Genmab / BioNTech SE (BioNTech)	CD40, 4-1BB	DuoBody	Solid tumors
GEN1059 (BNT314)	Co-development Genmab / BioNTech	Epithelial cell adhesion molecule (EpCAM), 4-1BB	DuoBody	Solid tumors

GEN1160 (PRO1160)	Genmab	CD70	ADC	Advanced solid and liquid tumors
GEN1107 (PRO1107)	Genmab	Protein tyrosine kinase 7 (PTK7)	ADC	Advanced solid tumors
GEN1057	Genmab	Fibroblast activation protein alpha (FAPα), death receptor 4 (DR4)	DuoBody	Malignant solid tumors

GEN1286 (PRO1286)	Genmab	Epidermal growth factor receptor (EGFR), cellular-mesenchymal epithelial transition factor receptor tyrosine kinase (cMET)	ADC	Advanced solid tumors

EPKINLY/TEPKINLY (epcoritamab) – the only bispecific antibody approved with a dual indication for the treatment of certain B-cell malignancies in the U.S., Europe and Japan
•Epcoritamab (approved as EPKINLY and TEPKINLY) has received regulatory approvals in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy, and in Japan for adult patients with certain types of relapsed or refractory LBCL after two or more lines of systemic therapy
•EPKINLY/TEPKINLY has also been approved in multiple territories including the U.S., Japan and Europe for the treatment of adults with relapsed or refractory FL after two or more lines of systemic therapy
•More than 40 clinical trials are ongoing across different treatment settings, lines of therapy and in combination regimens across histologies, including five Phase 3 trials and additional trials in development
•SC bispecific antibody targeting CD3 and CD20, created using Genmab’s DuoBody technology platform
•Co-developed and co-commercialized in collaboration with AbbVie
Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-cells. Genmab used technology licensed from Medarex Inc. (Medarex) to generate the CD20 antibody forming

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part of epcoritamab. Epcoritamab is marketed as EPKINLY in the U.S., Japan, and other regions, and as TEPKINLY in Europe and other regions. See local prescribing information for specific indications and safety information. In 2020, Genmab entered into a collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies share commercialization responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization.
Genmab records sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining global sales outside of these territories, subject to certain royalty reductions. The companies have a broad clinical development program for epcoritamab including five ongoing Phase 3 trials and additional trials in planning. Please consult the U.S. Prescribing Information for EPKINLY and the European Summary of Product Characteristics for TEPKINLY for the labeled indication and safety information.
Second Quarter 2025 Updates
•May: Submission of a sBLA to the FDA for SC epcoritamab in combination with R2 for the treatment of adult patients with relapsed or refractory FL, following at least one prior systemic therapy. The submission is supported by positive topline results from the Phase 3 EPCORE® FL-1 (NCT05409066) trial.
•June: Results from an analysis of the Phase 1/2 EPCORE NHL-1 study of epcoritamab, including long-term follow-up in adult patients with relapsed/refractory DLBCL who remain in complete response (CR) at two years, were presented at the 2025 ASCO Annual Meeting.
•June: Fourteen abstracts evaluating epcoritamab both as a monotherapy and in combination across disease settings in patients with DLBCL and FL were presented at the 30th European Hematology Association (EHA) Congress. Two oral presentations featured data from the Phase 1/2 EPCORE NHL-2 (NCT04663347) trial evaluating epcoritamab plus rituximab and ifosfamide-carboplatin-etoposide (R-ICE) in patients with relapsed/refractory DLBCL eligible for autologous stem cell transplantation, and the Phase 1/2 EPCORE NHL-5 (NCT05283720) trial evaluating epcoritamab plus polatuzumab vedotin, rituximab, cyclophosphamide, doxorubicin, and prednisone (pola-R-CHP) in previously-untreated patients with DLBCL. Additionally, results from the Phase 1/2 EPCORE NHL-1 (NCT03625037) and NHL-3 (NCT04542824) trials, including three years of follow-up in patients with relapsed/refractory DLBCL and FL treated with epcoritamab monotherapy, were presented as posters.
•June: Twenty-eight data presentations, including one oral presentation, were featured at the 18th International Conference on Malignant Lymphoma (ICML).

Tivdak (tisotumab vedotin) – First and only ADC for recurrent or metastatic cervical cancer in the U.S., Europe and Japan
•An ADC directed to TF, a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
•Tisotumab vedotin, approved as Tivdak, is the first and only ADC approved in the U.S., Europe and Japan for the treatment of recurrent or metastatic cervical cancer after prior therapy and is the only ADC with demonstrated overall survival data in this setting compared to chemotherapy
•Co-developed globally and co-promoted in the U.S. in collaboration with Pfizer, exclusively by Genmab outside of the U.S. and China
Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Pfizer’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin, marketed as Tivdak, is the first and only ADC approved for the treatment of adult patients with recurrent or metastatic cervical cancer after prior therapy in the U.S., Europe and Japan. Tisotumab vedotin is being co-developed by Genmab and Pfizer. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and is leading commercial operational activities in Japan, Europe and all other regions globally, excluding the United States and the China region. Pfizer is leading commercial operational activities in the U.S. and will lead commercial operational

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activities in China once approved in connection with the sublicense of its rights to develop and commercialize tisotumab vedotin in China to Zai Lab. Genmab will record sales for Europe, Japan and rest of world markets (excluding the United States and the China region), and will provide royalties in the low teens to Pfizer on net sales. The companies have joint decision-making power on the worldwide development and commercialization strategy for Tivdak. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Tivdak.

Rinatabart Sesutecan (Rina-S, GEN1184) – Potential best-in-class FRα-targeted topoisomerase I (TOPO1) ADC
•FRα-targeted TOPO1 ADC being evaluated for potential treatment of FRα-expressing cancers
•Phase 3 clinical trial (NCT06619236) in PROC is recruiting
•Additional trials announced including Phase 3 trials in second line plus endometrial cancer, second line platinum sensitive ovarian cancer (PSOC), and a planned Phase 2 trial in NSCLC
Rina-S is a novel FRα-targeted TOPO1 ADC being evaluated for the potential treatment of ovarian cancer and other FRα-expressing cancers. Dose expansion data suggests that Rina-S has robust single agent activity in various cancers across a broad range of FRα expression levels. In January 2024, Rina-S was granted Fast Track Designation by the FDA for the treatment of FRα-expressing high-grade serous or endometrioid PROC. A Phase 3 trial in second line plus platinum PROC is recruiting.
Second Quarter 2025 Update
•June: The first disclosure of data from the Phase 1/2 RAINFOL™-01 trial (NCT05579366, B2 cohort) in patients with recurrent/advanced endometrial cancer was presented at the 2025 ASCO Annual Meeting. Results showed that with a median on-study follow-up of 7.7 months, treatment with Rina-S 100 mg/m2 every 3 weeks (Q3W) resulted in a 50% confirmed objective response rate (ORR), including two CRs, in heavily pre-treated advanced endometrial cancer patients who experienced disease progression on or after treatment with platinum-based chemotherapy and an immune checkpoint inhibitor. The median duration of response (mDOR) was not reached.
Acasunlimab (GEN1046) – Bispecific next-generation immunotherapy
•Bispecific antibody targeting PD-L1 and 4-1BB, created using Genmab’s DuoBody technology platform
•A Phase 3 trial (NCT06635824, ABBIL1TY™ NSCLC-06) in NSCLC is recruiting

Acasunlimab (GEN1046, DuoBody-PD-L1x4-1BB) is a proprietary bispecific antibody, created using Genmab’s DuoBody technology platform. Originally developed in collaboration with BioNTech, in 2024 Genmab assumed sole responsibility for the continued development and potential commercialization of acasunlimab. The program will be subject to payment of certain milestones and a tiered single-digit royalty on net sales by Genmab to BioNTech. Acasunlimab is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. A Phase 3 trial of acasunlimab in combination with pembrolizumab compared to docetaxel in checkpoint inhibitor (CPI)-experienced, PD-L1 positive metastatic NSCLC is recruiting.

Second Quarter 2025 Update
•June: Announcement of the Phase 2 ABBIL1TY MELANOMA-07 (NCT06984328) study of the effectiveness and safety of acasunlimab alone and with pembrolizumab to treat advanced melanoma of the skin that has returned after treatment with an approved checkpoint inhibitor therapy.

GEN1042 (BNT312) – Potential first-in-class bispecific agonistic antibody
•Bispecific antibody targeting CD40 and 4-1BB, created using Genmab’s DuoBody technology platform
•Multiple clinical trials in solid tumors ongoing
•Co-developed in collaboration with BioNTech

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 9/44 CVR no. 2102 3884

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GEN1042 (DuoBody-CD40x4-1BB, BNT312) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1042 on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance activation of both dendritic cells and antigen-dependent T-cells. Three clinical trials of GEN1042 in solid tumors are ongoing.
GEN1059 (BNT314) – Bispecific antibody with potential in solid tumors
•Bispecific antibody targeting EpCAM and 4-1BB, created using Genmab’s DuoBody technology platform
•Phase 1 clinical trial (NCT06150183) in solid tumors is recruiting
•Co-developed in collaboration with BioNTech
GEN1059 (DuoBody-EpCAMx4-1BB, BNT314), jointly owned by Genmab and BioNTech and created using Genmab’s DuoBody technology platform, is a bispecific antibody aimed at boosting antitumor immune responses through EpCAM-dependent 4-1BB agonistic activity. GEN1059 is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1059 on a 50:50 basis. A Phase 1 clinical trial of GEN1059 in solid tumors is recruiting.
Second Quarter 2025 Update
•April: Poster presentation at the 2025 Annual Meeting of the American Association for Cancer Research (AACR), “The combination of an EpCAMx4-1BB bispecific antibody with PD-1 blockade exhibits antitumor activity in a murine tumor model unresponsive to each individual antibody.”
GEN1055 (BNT315) – HexaBody-based antibody with potential in solid tumors
•Antibody targeting OX40, created using Genmab’s HexaBody technology platform
•Co-developed in collaboration with BioNTech
GEN1055 (HexaBody-OX40, BNT315), jointly owned by Genmab and BioNTech and created using Genmab’s HexaBody technology platform, is an immune-modulating OX40 agonist antibody designed to promote immunity by enhancing T-cell responses through FcγR-independent OX40 clustering on T cells. GEN1055 is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1055 on a 50:50 basis. Following a strategic evaluation of GEN1055 within the context of Genmab's and BioNTech's portfolios, a decision was made to discontinue the Phase 1/2 clinical trial (NCT06391775) of GEN1055 in malignant solid tumors.

GEN1160 – ADC with potential in both solid tumors and hematological malignancies
•CD70-targeted ADC being evaluated in advanced solid and liquid tumors
•Phase 1/2 clinical trial (NCT05721222) in advanced solid and liquid tumors is recruiting
GEN1160 is a CD70-targeted ADC created using Genmab’s ADC technology. CD70 is a protein expressed on both solid tumors and hematological malignancies. A Phase 1/2 clinical study of GEN1160 in advanced renal cell carcinoma, nasopharyngeal carcinoma and NHL is recruiting.
GEN1107 – ADC with potential in solid tumors
•PTK7-targeted ADC being evaluated in advanced solid tumors
•Phase 1/2 clinical trial (NCT06171789) in advanced solid tumors is recruiting
GEN1107 is a PTK7-targeted ADC created using Genmab’s ADC technology. PTK7 is a clinically validated ADC target with broad solid tumor expression, particularly in tumor-initiating cells. A Phase 1/2 clinical study of GEN1107 in advanced solid tumors is recruiting.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 10/44 CVR no. 2102 3884

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GEN1057 – Bispecific antibody with potential in solid tumors
•Bispecific antibody targeting FAPα and DR4, created using Genmab’s DuoBody technology platform
•Phase 1/2 clinical trial (NCT06573294) in malignant solid tumors is recruiting
GEN1057 (DuoBody-FAPαxDR4) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. GEN1057 is designed for the conditional DR4 transactivation-mediated tumor cell killing by crosslinking FAPα expression on cancer-associated fibroplasts with DR4 expressed on tumor cells. A Phase 1/2 clinical trial of GEN1057 in malignant solid tumors is recruiting.
Second Quarter 2025 Update
•April: Poster presentation at the 2025 Annual Meeting of the AACR, “DuoBody-FAPαxDR4 induces tumor cell death through FAPα-dependent, DR4 transactivation-mediated apoptosis.”
GEN1286 – ADC with potential in solid tumors
•ADC that targets EGFR and cMet being evaluated in advanced solid tumors
•Phase 1/2 clinical trial (NCT06685068) in advanced solid tumors is recruiting
GEN1286 is an ADC targeting EGFR and cMet, two validated cancer targets created using Genmab’s ADC technology. A Phase 1/2 clinical study of GEN1286 in advanced solid tumors is recruiting.

Preclinical Programs
•Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies
•Multiple new Investigational New Drug (IND) applications expected to be submitted over the coming years
•Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline, including our acquisition of ProfoundBio in 2024
Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform, bispecific antibodies created with our DuoBody technology platform and ADCs created with our ADC technology platforms. We are also collaborating with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are conducted in cooperation with our collaboration partners.
Programs Incorporating Genmab’s Innovation and Technology1
In addition to Genmab’s own pipeline of investigational medicines and preclinical pipeline candidates, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform.
The information in this section includes those therapies that have been approved by regulatory agencies in certain territories. Under the agreements for these medicines Genmab is entitled to certain potential milestones and royalties.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 11/44 CVR no. 2102 3884

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Approved Medicines

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s)[2]
DARZALEX (daratumumab)/ DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	J&J (Royalties to Genmab on global net sales)	Multiple myeloma Light-chain (AL) Amyloidosis
Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on global net sales)	Relapsing multiple sclerosis (RMS)
TEPEZZA (teprotumumab-trbw)	Amgen Inc. (Amgen) (under sublicense from Roche, royalties to Genmab on global net sales)	Thyroid Eye Disease (TED)
RYBREVANT (amivantamab/amivantamab-vmjw)	J&J (Royalties to Genmab on global net sales)	Advanced NSCLC with certain epidermal growth factor receptor (EGFR) mutations
TECVAYLI (teclistamab/teclistamab-cqyv)	J&J (Royalties to Genmab on global net sales)	Relapsed and refractory multiple myeloma
TALVEY (talquetamab/talquetamab-tgvs)	J&J (Royalties to Genmab on global net sales)	Relapsed and refractory multiple myeloma
1Approved and investigational medicines created by Genmab or created by collaboration partners leveraging Genmab’s DuoBody technology platform, under development, and where relevant, commercialized by a third party.
2See local prescribing information for precise indication and safety information.
Pipeline, Including Further Development for Approved Medicines, ≥ Phase 2 Development

Product	Technology	Discovered and/or Developed By	Disease Indications	Most Advanced Development Phase
				Preclinical	1	2	3
Daratumumab	UltiMAb*	J&J	Multiple myeloma

AL Amyloidosis

Teprotumumab	UltiMAb	Amgen	TED

Amivantamab	DuoBody	J&J	NSCLC

Advanced or metastatic colorectal cancer
Recurrent/metastatic head and neck cancer
Teclistamab	DuoBody	J&J	Multiple myeloma

Talquetamab	DuoBody	J&J	Multiple myeloma
Amlenetug (Lu AF82422)	UltiMAb	Lundbeck	Multiple system atrophy
Inclacumab	UltiMAb	Pfizer	Sickle cell disease
Mim8	DuoBody	Novo Nordisk	Hemophilia A
*UltiMAb transgenic mouse technology licensed from Medarex, a wholly owned subsidiary of Bristol-Myers Squibb.
DARZALEX (daratumumab) – Redefining the treatment of multiple myeloma
•First-in-class human CD38 monoclonal antibody
•Developed and commercialized by J&J under an exclusive worldwide license from Genmab
•Intravenous (IV) formulation approved in combination with other therapies and as monotherapy for certain multiple myeloma indications
•First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO in the U.S., and DARZALEX SC in Europe

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•SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe, and Japan
•Net sales of DARZALEX by J&J were $6,776 million in the first six months of 2025
Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed and commercialized by J&J under an exclusive worldwide license from Genmab. Under the terms of the agreement, Genmab receives royalties between 12% and 20% with J&J reducing such royalty payments for Genmab’s share of J&J’s royalty payments made to Halozyme; payments are further reduced in countries and territories where there are no relevant patents. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.
In June 2025 the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) recommended the approval of a new indication for DARZALEX SC as monotherapy for the treatment of adult patients with smoldering multiple myeloma (SMM) at high-risk of developing multiple myeloma. The European Commission subsequently approved this indication in July 2025, making DARZALEX SC the first licensed treatment for patients with high-risk SMM. The CHMP recommendation and approval were supported by data from the Phase 3 AQUILA study (NCT03301220), evaluating the efficacy and safety of fixed-duration monotherapy daratumumab SC compared with active monitoring in those with high-risk SMM. In November 2024, J&J also submitted a sBLA to the FDA seeking approval for daratumumab SC in this indication in the U.S. Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.
Kesimpta (ofatumumab) – Approved for the treatment of RMS
•Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
•Approved in multiple territories including the U.S., Europe and Japan for the treatment of RMS in adults
•First B-cell therapy that can be self-administered by patients using the Sensoready® autoinjector pen
Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe, and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab receives a 10% royalty on net sales of Kesimpta, and Genmab pays a low-single digit royalty to Medarex based on Kesimpta sales. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.
TEPEZZA (teprotumumab) – First FDA-approved medicine for the treatment of TED
•Developed and commercialized by Amgen for the treatment of TED
•First and only approved medicine for the treatment of TED in the U.S., Japan and Europe
Teprotumumab, approved in the U.S., Japan and Europe under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. It is the first and only medicine approved for the treatment of TED. Genmab used technology licensed from Medarex to

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generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche. Development and commercialization of the product is currently being conducted by Amgen. Under the terms of Genmab’s original agreement with Roche, Genmab receives a mid-single digit royalty on net sales (as defined) of TEPEZZA. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for TEPEZZA.
RYBREVANT (amivantamab) – Bispecific antibody approved for the treatment of NSCLC
•Part of Genmab and J&J DuoBody research and license agreement
•First approved medicine created using Genmab’s proprietary DuoBody technology
•Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties on net sales of RYBREVANT
In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, J&J’s amivantamab, is a fully human bispecific antibody that targets EGFR and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with J&J, the antibody pair used to create amivantamab was co-discovered. Amivantamab, marketed as RYBREVANT, is approved in certain territories for the treatment of certain adult patients with NSCLC. J&J is responsible for the development and commercialization of amivantamab. Under the terms of the agreement, Genmab receives royalties between 8% and 10% on net sales of RYBREVANT with J&J reducing such royalty payments for Genmab’s share of J&J’s royalty payments made to Halozyme; payments are further reduced in countries and territories where there are no relevant patents. Genmab pays a royalty to Medarex based on RYBREVANT net sales. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

TECVAYLI (teclistamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma
•Part of Genmab and J&J DuoBody research and license agreement
•Second approved medicine created using Genmab’s proprietary DuoBody technology
•Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties on net sales of TECVAYLI
In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by J&J is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells, and B-cell maturation antigen (BCMA), which is expressed in mature B lymphocytes. Teclistamab, marketed as TECVAYLI, is approved in certain territories for the treatment of certain adult patients with relapsed or refractory multiple myeloma. J&J is responsible for the development and commercialization of TECVAYLI. Under our agreement with J&J, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TECVAYLI subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TECVAYLI for the labeled indication and safety information.
TALVEY (talquetamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma
•Part of Genmab and J&J DuoBody research and license agreement
•Fourth approved medicine created using Genmab’s proprietary DuoBody technology
•Under the agreement with J&J, Genmab is eligible to receive milestones and royalties on net sales of TALVEY

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In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by J&J is talquetamab, a bispecific antibody that targets CD3, which is expressed on T-cells, and G protein-coupled receptor, family C, group 5, member D (GPRC5D), an orphan receptor expressed in malignant plasma cells. Talquetamab, marketed as TALVEY, is approved in certain territories for the treatment of certain adult patients with relapsed or refractory multiple myeloma. J&J is responsible for the development and commercialization of TALVEY. Under our agreement with J&J, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TALVEY subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TALVEY for the labeled indication and safety information.
SIGNIFICANT RISKS AND UNCERTAINTIES
As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization, and financial activities.
Genmab is exposed to increasing risks related to evolving trade policies, including tariffs and other trade restrictions, which may increase costs or create regulatory uncertainty in key markets. In addition, changes made at the FDA may lead to delays in regulatory reviews, which could impact the timing of clinical milestones and product launches.
For further information about risks and uncertainties that Genmab faces, refer to the 2024 Annual Report filed with the Nasdaq Copenhagen and the Form 20-F filed with the U.S. SEC, both of which were filed in February 2025. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of these reports. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations.

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FINANCIAL REVIEW
The interim report is prepared on a consolidated basis for Genmab A/S (parent company) and its subsidiaries. Management determined it is appropriate to change both the functional currency of the Genmab A/S legal entity and the presentation currency of the condensed consolidated financial statements from DKK to USD effective January 1, 2025. The change in functional currency was triggered by the commercialization of EPKINLY and was made to reflect that USD has become the predominant currency of the Genmab A/S legal entity. The change has been implemented with prospective effect. The change in presentation currency is applied retrospectively and was made to better reflect the Company’s financial position. Comparative figures for prior periods have been restated accordingly. The symbol “$” is used throughout this interim report to refer to the U.S. dollar. The Genmab consolidated Group is referenced herein as “Genmab” or the “Company.”
(In all accompanying tables, amounts of dollars are expressed in millions, except per share amounts, unless otherwise noted).
Revenue
Genmab’s revenue was $1,640 million for the first six months of 2025 compared to $1,382 million for the first six months of 2024. The increase of $258 million, or 19%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, respectively, and increased EPKINLY net product sales. This increase was partly offset by reduced reimbursement revenue associated with Genmab assuming full control of development, as well as future commercialization, of the acasunlimab program, effective in the second half of 2024, as well as a milestone achieved under our collaboration with AbbVie in the first six months of 2024.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Royalties	$789	$659	$1,378	$1,111
Reimbursement revenue	13	42	36	82
Milestone revenue	1	—	13	50
Collaboration revenue	21	16	37	30
Net product sales	101	62	176	109
Total revenue	$925	$779	$1,640	$1,382
Royalties
Royalty revenue amounted to $1,378 million in the first six months of 2025 compared to $1,111 million in the first six months of 2024. The increase of $267 million, or 24%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our daratumumab collaboration with J&J and ofatumumab collaboration with Novartis. The table below summarizes Genmab’s royalty revenue by product.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
DARZALEX	$638	$538	$1,088	$885
Kesimpta	108	80	198	144
TEPEZZA	20	23	45	49
Other	23	18	47	33
Total royalties	$789	$659	$1,378	$1,111

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J&J’s net sales of DARZALEX were $6,776 million in the first six months of 2025 compared to $5,570 million in the first six months of 2024. The increase of $1,206 million, or 22%, was driven by market share gains in all regions. Royalty revenue on net sales of DARZALEX was $1,088 million in the first six months of 2025 compared to $885 million in the first six months of 2024, an increase of $203 million. The percentage increase in royalties of 23% is consistent with the percentage increase in the underlying net sales.
Novartis’ net sales of Kesimpta were $1,976 million in the first six months of 2025 compared to $1,436 million in the first six months of 2024. The increase of $540 million, or 38%, was primarily driven by increased demand and strong access. Royalty revenue on net sales of Kesimpta was $198 million in the first six months of 2025 compared to $144 million in the first six months of 2024, an increase of $54 million, or 38%.
Amgen’s net sales of TEPEZZA were $886 million in the first six months of 2025 compared to $903 million in the first six months of 2024. Royalty revenue on net sales of TEPEZZA was $45 million in the first six months of 2025 compared to $49 million in the first six months of 2024, a decrease of $4 million, or 8%, which is in line with the slight reduction of net sales.
Other royalties consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY. These royalties were not material for the first six months of 2025 or 2024.
Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contractual arrangement related to annual Currency Hedge Rate, Genmab’s share of J&J’s royalty payments to Halozyme in connection with SC product net sales and the level of royalty deductions on net sales in countries and territories where there is no patent protection.
Reimbursement Revenue
Reimbursement revenue amounted to $36 million in the six months of 2025 compared to $82 million in the first six months of 2024. The decrease of $46 million, or 56%, was primarily driven by Genmab assuming full control of development, as well as future commercialization, of the acasunlimab program, effective in the second half of 2024.
Milestone Revenue
Milestone revenue was $13 million in the first six months of 2025 compared to $50 million in the first six months of 2024, a decrease of $37 million, or 74%, primarily driven by an AbbVie milestone achieved in the first six months of 2024 related to the FDA granting Priority Review for the sBLA for EPKINLY for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy.
Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.
Collaboration Revenue
Collaboration revenue was $37 million in the first six months of 2025 compared to $30 million in the first six months of 2024, an increase of $7 million, or 23%, primarily driven by an increase in net sales of Tivdak.
Net Product Sales
Global net sales of EPKINLY/TEPKINLY were $211 million in the first six months of 2025 compared to $121 million in the first six months of 2024, an increase of $90 million or 74%, driven by strong growth in 3L+ DLBCL and the expansion to address a second indication, 3L+ FL, which was approved in June 2024. Net product sales of EPKINLY in the U.S. and Japan by Genmab were $175 million in the first six months of 2025 compared to $109 million in the first six months of 2024. EPKINLY was approved in the U.S. in May 2023 and in Japan in September 2023.

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Net sales of TEPKINLY in territories where Genmab receives royalty revenue were $36 million in the first six months of 2025 compared to $12 million in the first six months of 2024.
Refer to Financial Statement Note 3 in this interim report for further details about revenue.
Key Developments to Revenue – Second Quarter of 2025
Genmab’s revenue was $925 million for the second quarter of 2025 compared to $779 million for the second quarter of 2024. The increase of $146 million, or 19%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, respectively, and increased EPKINLY net product sales, partly offset by reduced reimbursement revenue associated with Genmab assuming full control of development, as well as future commercialization, of the acasunlimab program, effective in the second half of 2024.
Royalties
Royalty revenue on net sales of DARZALEX was $638 million in the second quarter of 2025 compared to $538 million in the second quarter of 2024, an increase of $100 million, or 19%. Royalty revenue on net sales of Kesimpta was $108 million in the second quarter of 2025 compared to $80 million in the second quarter of 2024, an increase of $28 million, or 35%.
Net Product Sales
Global net sales of EPKINLY/TEPKINLY were $121 million in the second quarter of 2025, compared to $69 million in the second quarter of 2024, an increase of $52 million or 75%.
Reimbursement Revenue
Reimbursement revenue amounted to $13 million in the second quarter of 2025 compared to $42 million in the second quarter of 2024, a decrease of $29 million or 69%.
Cost of Product Sales
Genmab recognized cost of product sales of $99 million in the first six months of 2025 compared to $55 million in the first six months of 2024. Cost of product sales includes product costs and profit-sharing amounts payable to AbbVie related to EPKINLY of $82 million.
Key Developments to Cost of Product Sales – Second Quarter of 2025
Cost of product sales were $57 million for the second quarter of 2025 compared to $28 million for the second quarter of 2024. Cost of product sales includes product costs and profit-sharing amounts payable to AbbVie related to EPKINLY of $47 million.
Research and Development Expenses
Research and development expenses amounted to $723 million in the first six months of 2025 compared to $696 million in the first six months of 2024. The increase of $27 million, or 4%, was driven by the addition of ProfoundBio related research and development expenses, primarily Rina-S, and the increase in team members to support the continued expansion of our product portfolio. The acquisition of ProfoundBio occurred in the second quarter of 2024 and therefore there were minimal ProfoundBio related research and development expenses during the first six months of 2024. These increases were partly offset by decreased research and development expenses related to Epcoritamab under our collaboration with AbbVie, primarily due to the program’s shift towards less costly label expansion and post-marketing studies in the first six months of 2025 compared to later-stage development activities in the first six months of 2024.
Research and development expenses accounted for 73% of total research and development expenses & selling, general and administrative expenses in the first six months of 2025 compared to 74% in the first six months of 2024.

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Key Developments to Research and Development Expenses – Second Quarter of 2025
Research and development expenses were $364 million for the second quarter of 2025 compared to $361 million for the second quarter of 2024, an increase of $3 million, or 1%.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $270 million in the first six months of 2025 compared to $243 million in the first six months of 2024. The increase of $27 million, or 11%, was driven primarily by the expansion of Genmab’s global commercialization capabilities, primarily associated with the expansion of Epcoritamab and investment in Rina-S to prepare for the upcoming projected launch.
Selling, general and administrative expenses accounted for 27% of total research and development expenses & selling, general and administrative expenses in the first six months of 2025 compared to 26% for the first six months of 2024.
Key Developments to Selling, General and Administrative Expenses – Second Quarter of 2025
Selling, general and administrative expenses were $144 million for the second quarter of 2025 compared to $129 million for the second quarter of 2024. The increase of $15 million, or 12%, was driven primarily by the expansion of Genmab’s commercialization capabilities.
Acquisition and Integration Related Charges
Acquisition and integration related charges for the acquisition of ProfoundBio were $36 million in the first six months of 2024. There were no acquisition and integration related charges in the first six months of 2025.
Key Developments to Acquisition and Integration Related Charges – Second Quarter of 2025
Acquisition and integration related charges for the acquisition of ProfoundBio were $25 million for the second quarter of 2024. There were no acquisition and integration related charges for the second quarter of 2025.
Operating Profit
Operating profit was $548 million in the first six months of 2025 compared to $352 million in the first six months of 2024. The increase was driven by the items described above.
Key Developments to Operating Profit - Second Quarter of 2025
Operating profit was $360 million for the second quarter of 2025 compared to $236 million for the second quarter of 2024. The increase was driven by the items described above.

Net Financial Items
Financial income and expense was comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Interest and other financial income	$25	$42	$58	$88
Gain on marketable securities	43	50	69	119
Gain on other investments, net	3	6	1	5
Foreign exchange rate gain	83	19	125	72
Total financial income	$154	$117	$253	$284

Interest and other financial expenses	$(9)	$(3)	$(14)	$(7)
Loss on marketable securities	(5)	(26)	(12)	(49)
Foreign exchange rate loss	(77)	(17)	(108)	(24)
Total financial expenses	$(91)	$(46)	$(134)	$(80)

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 19/44 CVR no. 2102 3884

Interim Report for the First Half of 2025

Net financial items	$63	$71	$119	$204
Interest and Other Financial Income
Interest and other financial income was $58 million in the first six months of 2025 compared to $88 million in the first six months of 2024. The decrease of $30 million was primarily driven by lower average cash and cash equivalents and marketable securities as a result of the ProfoundBio acquisition in the second quarter of 2024, as well as lower interest rates on USD denominated marketable securities in the first six months of 2025 compared to the first six months of 2024.
Gain on Marketable Securities, Net
Gain on marketable securities, net, which includes foreign exchange rate movements on marketable securities, was $57 million in the first six months of 2025 compared to $70 million in the first six months of 2024. The decrease in gain on marketable securities, net is primarily driven by the change in functional currency of Genmab A/S on January 1, 2025. As the majority of the investment portfolio is denominated in USD, those securities are no longer impacted by foreign exchange rate fluctuations included in the gain on marketable securities, net.
Foreign Exchange Rate Gain, Net
Foreign exchange rate gain, net, which excludes foreign exchange rate movements on marketable securities, was $17 million in the first six months of 2025 compared to foreign exchange rate gain, net of $48 million in the first six months of 2024. The decrease in foreign exchange rate gain, net is primarily driven by a lower foreign exchange rate impact due to the change in functional currency of Genmab A/S from DKK to USD on January 1, 2025.
Refer to Financial Statement Note 1 and Note 6 in this interim report for further details about the net financial items.
Key Developments to Net Financial Items – Second Quarter of 2025

Interest and Other Financial Income
Interest and other financial income was $25 million for the second quarter of 2025 compared to $42 million for the second quarter of 2024. The decrease of $17 million was primarily driven by lower cash and cash equivalents and marketable securities in the second quarter of 2025 as a result of the ProfoundBio acquisition, compared to the second quarter of 2024.
Foreign Exchange Rate Gain, Net
Foreign exchange rate gain, net was $6 million in the second quarter of 2025 compared to the foreign exchange rate gain, net of $2 million in the second quarter of 2024. The DKK strengthened against the USD in the second quarter of 2025, positively impacting our DKK denominated cash holdings.
Corporate Tax
Corporate tax expense for the first six months of 2025 was $136 million compared to $161 million for the first six months of 2024. The decrease in corporate tax expense is primarily the result of Genmab’s lower estimated annual effective tax rate in the first six months of 2025 of 20.3% compared to 28.9% in the first six months of 2024.
Key Developments to Corporate Tax – Second Quarter of 2025
Corporate tax expense for the second quarter of 2025 was $87 million compared to $104 million for the second quarter of 2024. The decrease in corporate tax expense is primarily the result of Genmab’s lower estimated annual effective tax rate.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 20/44 CVR no. 2102 3884

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Net Profit
Net profit for the first six months of 2025 was $531 million compared to $395 million in the first six months of 2024. The increase was driven by the items described above.
Liquidity and Capital Resources

	June 30, 2025	December 31, 2024
Marketable securities	$1,603	$1,574
Cash and cash equivalents	$1,296	$1,380
Shareholders' equity	$5,302	$5,137

	Six Months Ended June 30,
	2025	2024	Change
Cash provided by operating activities	$349	$438	$(89)
Cash (used in) investing activities	$(17)	$(1,480)	$1,463
Cash (used in) financing activities	$(419)	$(525)	$106
Increase (decrease) in cash and cash equivalents	$(87)	$(1,567)	$1,480

Exchange Rate adjustments	$3	$(15)	$18
Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. The $89 million decrease in net cash provided by operating activities is primarily driven by a $268 million increase in corporate taxes paid in the first six months of 2025 compared to first six months of 2024. The increase in corporate taxes paid was a result of a higher corporate tax payable as of December 31, 2024 compared to December 31, 2023, resulting from the transfer of ProfoundBio related intangible assets to Genmab A/S. This decrease was partly offset by an increase in operating profit of $196 million.

Net cash used in investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible and intangible assets. The $1,463 million decrease in net cash used in investing activities is primarily driven by the acquisition of ProfoundBio during the second quarter of 2024, partly offset by the sales and maturities of marketable securities exceeding purchases to a greater extent in the first six months of 2024 compared to first six months of 2025.

Net cash used in financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The $106 million decrease in net cash used in financing activities between the periods is primarily driven by $111 million decreased cash paid for the purchase of treasury shares during the first six months of 2025 compared to the first six months of 2024 due to the timing of share repurchases. This decrease was partly offset by lower proceeds from the exercise of warrants of $4 million, with $7 million received in the first six months of 2025 as compared to $11 million in the first six months of 2024.
Genmab’s USD denominated marketable securities represented 75% of Genmab’s total marketable securities as of June 30, 2025, compared to 76% as of December 31, 2024.
Cash and cash equivalents included short-term marketable securities of $122 million as of June 30, 2025, compared to $11 million as of December 31, 2024. In accordance with our accounting policy, securities

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purchased with a maturity of less than ninety days at the date of acquisition are classified as cash and cash equivalents.
Refer to Note 5 - Financial Instruments in this interim report for further details about our marketable securities.
Balance Sheet
As of June 30, 2025, total assets were $6,464 million compared to $6,414 million on December 31, 2024. As of June 30, 2025, assets were mainly comprised of $355 million of goodwill and $1,752 million of other intangible assets, primarily made up of assets acquired in the ProfoundBio acquisition, marketable securities of $1,603 million, current receivables of $998 million, and cash and cash equivalents of $1,296 million. The current receivables consist primarily of amounts related to royalties from our collaboration agreements.
As of June 30, 2025, total liabilities were $1,162 million compared to $1,277 million on December 31, 2024. The decrease in total liabilities of $115 million was primarily driven by a decrease of $199 million in corporate taxes payable primarily due to Genmab’s lower annual effective tax rate, partially offset by an increase in current other payables of $78 million, primarily related to accruals related to the expansion of our product pipeline, offset by a decrease in accrued compensation due to bonus payments made in the first three months of 2025.
Shareholders’ equity as of June 30, 2025, was $5,302 million compared to $5,137 million on December 31, 2024. The increase of $165 million, or 3%, was primarily driven by Genmab’s net profit for the period and share-based compensation expenses, partly offset by the purchase of treasury shares. Genmab’s equity ratio increased to 82% as of June 30, 2025 compared to 80% as of December 31, 2024.
Team Members
As of June 30, 2025, the total number of team members was 2,639 compared to 2,526 as of June 30, 2024. The increase was primarily driven by the continued expansion of our product portfolio, as well as the investment in the expansion of Genmab’s global commercialization capabilities, including continued support for EPKINLY in the U.S. and Japan post launch activities, and broader organizational capabilities and the acquisition of ProfoundBio, which occurred during the second quarter of 2024.

	Six Months Ended June 30,
Team Members	2025	2024
Research and development team members	1,830	1,774
Selling, general and administrative team members	809	752
Total team members	2,639	2,526
Legal Matters
Chugai Patent Infringement Complaint
In 2024, Chugai filed a lawsuit in the Tokyo District Court, Japan against AbbVie’s and Genmab’s subsidiaries in Japan asserting that their activities with EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai, JP6278598 and JP6773929. Chugai is claiming damages and injunctive relief.
Genmab and AbbVie believe that the two Japanese patents are invalid and not infringed and are vigorously defending against the lawsuit, and thus no provision has been recorded related to this matter.
AbbVie Rina-S Trade Secret Complaint
During the first quarter of 2025, AbbVie filed a complaint in the U.S. District Court for the Western District of Washington (Seattle) naming Genmab A/S; ProfoundBio US Co.; ProfoundBio (Suzhou) Co., Ltd.; and former AbbVie employees as defendants. AbbVie alleges that the defendants have misappropriated AbbVie’s alleged trade secrets relating to the use of disaccharides to improve the hydrophilicity of drug-linkers in ADCs in connection with Rina-S and other ADC pipeline products of ProfoundBio. AbbVie is seeking damages and broad

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 22/44 CVR no. 2102 3884

Interim Report for the First Half of 2025

injunctive reliefs. AbbVie is not asserting or enforcing any patent rights against the defendants, and to Genmab’s knowledge, AbbVie has not pursued any development of products incorporating their alleged trade secrets.
Genmab categorically refutes these allegations and will vigorously defend the company against AbbVie’s claims, and thus no provision has been recorded related to this matter.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 23/44 CVR no. 2102 3884

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CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three Months Ended June 30,		Six Months Ended June 30,
(USD million)	Note	2025	2024* Restated	2025	2024* Restated
Revenue	3	$925	$779	$1,640	$1,382

Cost of product sales		(57)	(28)	(99)	(55)
Research and development expenses		(364)	(361)	(723)	(696)
Selling, general and administrative expenses		(144)	(129)	(270)	(243)
Acquisition and integration related charges	2	—	(25)	—	(36)
Total costs and operating expenses		$(565)	$(543)	$(1,092)	$(1,030)

Operating profit		$360	$236	$548	$352

Financial income	6	154	117	253	284
Financial expenses	6	(91)	(46)	(134)	(80)

Net profit before tax		$423	$307	$667	$556

Corporate tax		(87)	(104)	(136)	(161)

Net profit		$336	$203	$531	$395

Other comprehensive income:

Amounts which may be re-classified to the income statement:
Exchange differences on translation of foreign operations		3	(30)	16	(126)

Total comprehensive income		$339	$173	$547	$269

Basic net profit per share		$5.44	$3.15	$8.47	$6.09
Diluted net profit per share		$5.42	$3.13	$8.45	$6.05

*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 24/44 CVR no. 2102 3884

Interim Report for the First Half of 2025

CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30, 2025	December 31, 2024* Restated
(USD million)	Note

ASSETS

Goodwill	4	$355	$355
Other intangible assets	4	1,752	1,728
Property and equipment		152	137
Right-of-use assets	9	125	128
Receivables		8	7
Deferred tax assets		127	127
Other investments	5	35	32

Total non-current assets		$2,554	$2,514

Corporate tax receivable		—	14
Inventories		13	9
Receivables		998	923
Marketable securities	5	1,603	1,574
Cash and cash equivalents		1,296	1,380

Total current assets		$3,910	$3,900

Total assets		$6,464	$6,414

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		10	10
Share premium		1,904	1,961
Other reserves		(210)	(226)
Retained earnings		3,598	3,392

Total shareholders' equity		$5,302	$5,137

Lease liabilities	9	132	131
Contract liabilities	3	67	67
Deferred tax liabilities		330	330
Other payables		4	5

Total non-current liabilities		$533	$533

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 25/44 CVR no. 2102 3884

Interim Report for the First Half of 2025

Corporate tax payable		40	239
Lease liabilities	9	16	13
Contract liabilities	3	6	3
Other payables		567	489

Total current liabilities		$629	$744

Total liabilities		$1,162	$1,277

Total shareholders' equity and liabilities		$6,464	$6,414

Share-based payments	7
Related parties	8
Contingencies	10
Subsequent events to the balance sheet date	11
*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 26/44 CVR no. 2102 3884

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months Ended June 30,
(USD million)	Note	2025	2024* Restated
Net profit before tax		$667	$556

Financial income		(253)	(284)
Financial expenses		134	80
Adjustments for non-cash transactions
Share-based compensation expense	7	58	51
Depreciation		25	23
Amortization	4	7	4
Impairment charges	4	1	9
Change in operating assets and liabilities:
Receivables		(77)	(151)
Inventories		(4)	3
Other payables		51	109
Cash flows from operating activities before financial items		$609	$400

Interest received		58	87
Interest elements of lease payments	9	(3)	(2)
Corporate taxes paid		(315)	(47)
Net cash provided by operating activities		$349	$438

Acquisition of business, net of cash acquired		—	(1,783)
Investment in intangible assets	4	(18)	—
Investment in tangible assets		(22)	(8)
Marketable securities bought		(569)	(761)
Marketable securities sold		595	1,077
Other investments bought		(3)	(5)
Net cash (used in) investing activities		$(17)	$(1,480)

Warrants exercised		7	11
Principal elements of lease payments		(6)	(6)
Purchase of treasury shares	7	(406)	(517)
Payment of withholding taxes on behalf of employees on net settled RSUs		(14)	(13)
Net cash (used in) financing activities		$(419)	$(525)

Change in cash and cash equivalents		$(87)	$(1,567)

Cash and cash equivalents at the beginning of the period		1,380	2,204
Exchange rate adjustments		3	(15)
Cash and cash equivalents at the end of the period		$1,296	$622

Cash and cash equivalents include:
Bank deposits		1,174	620
Short-term marketable securities		122	2

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 27/44 CVR no. 2102 3884

Interim Report for the First Half of 2025

Cash and cash equivalents at the end of the period	$1,296	$622

*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 28/44 CVR no. 2102 3884

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CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY*

		Share	Share	Translation	Retained	Shareholders'
(USD million)	Note	capital	premium	reserves	earnings	equity
Balance at December 31, 2023		$10	$1,942	$(2)	$2,737	$4,687

Net profit		—	—	—	395	395
Other comprehensive income		—	—	(126)	—	(126)
Total comprehensive income		$—	$—	$(126)	$395	$269

Transactions with owners:
Exercise of warrants		—	11	—	—	11
Purchase of treasury shares		—	—	—	(560)	(560)
Share-based compensation expenses		—	—	—	51	51
Withholding taxes on behalf of employees on net settled RSUs		—	—	—	(13)	(13)

Balance at June 30, 2024		$10	$1,953	$(128)	$2,610	$4,445

Balance at December 31, 2024		$10	$1,961	$(226)	$3,392	$5,137

Net profit		—	—	—	531	531
Other comprehensive income		—	—	16	—	16
Total comprehensive income		—	—	16	531	547

Transactions with owners:
Exercise of warrants	7	—	7	—	—	7
Purchase of treasury shares	7	—	—	—	(430)	(430)
Share-based compensation expenses	7	—	—	—	55	55
Share capital reduction	7	—	(64)	—	64	—
Withholding taxes on behalf of employees on net settled RSUs		—	—	—	(14)	(14)

Balance at June 30, 2025		$10	$1,904	$(210)	$3,598	$5,302

*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 29/44 CVR no. 2102 3884

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - Basis of Presentation
Accounting Policies
These interim statements of the Genmab Group (Genmab or the Company) have been prepared in accordance with IAS 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the European Union (EU) and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been audited by Genmab’s external auditors.
The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2024 Annual Report (Annual Report), except as noted below. A number of amended standards became applicable for the current reporting period. There was no impact to Genmab’s financial statements as a result of adopting these amended standards. These interim financial statements should be read in conjunction with the Annual Report.
Functional and Presentation Currency Change
Management determined it is appropriate to change both the functional currency of the Genmab A/S legal entity and the presentation currency of the condensed consolidated financial statements from DKK to USD effective January 1, 2025. The change in functional currency was triggered by the commercialization of EPKINLY and was made to reflect that USD has become the predominant currency of the Genmab A/S legal entity. The change has been implemented with prospective effect. The change in presentation currency is applied retrospectively and was made to better reflect the Company’s financial position. Comparative figures for prior periods have been restated accordingly.
The condensed consolidated statements of comprehensive income and the condensed consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the condensed consolidated balance sheets, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive income. Shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions. The DKK/USD exchange rates used to reflect the change in presentation currency were as follows:

	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Average rate	0.1456	0.1443	0.1472	0.1433
Closing rate	0.1450	0.1435	0.1502	0.1400

The change in presentation currency resulted in the following impact on the December 31, 2024 condensed consolidated balance sheets:

	Previously reported in DKK		Reported in USD
	December 31, 2024	Presentation currency change	December 31, 2024
Total assets	45,811	(39,397)	6,414
Total liabilities	9,114	(7,837)	1,277
Total shareholders' equity	36,697	(31,560)	5,137

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 30/44 CVR no. 2102 3884

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The change in presentation currency resulted in the following impact on the three months ended June 30, 2024 condensed consolidated statements of comprehensive income:

	Previously reported in DKK		Reported in USD
	June 30, 2024	Presentation currency change	June 30, 2024
Net profit	1,408	(1,205)	203
Comprehensive income	1,534	(1,361)	173

The change in presentation currency resulted in the following impact on the six months ended June 30, 2024 condensed consolidated statements of comprehensive income:

	Previously reported in DKK		Reported in USD
	June 30, 2024	Presentation currency change	June 30, 2024
Net profit	2,733	(2,338)	395
Comprehensive income	2,907	(2,638)	269

The change in presentation currency resulted in the following impact on the six months ended June 30, 2024 condensed consolidated statements of cash flows:

	Previously reported in DKK		Reported in USD
Cash provided by (used in):	June 30, 2024	Presentation currency change	June 30, 2024
Operating activities	3,026	(2,588)	438
Investing activities	(10,134)	8,654	(1,480)
Financing activities	(3,646)	3,121	(525)

The change in presentation currency resulted in the following impact on the three months ended June 30, 2024 basic and diluted earnings per share:

	Previously reported in DKK		Reported in USD
	June 30, 2024	Presentation currency change	June 30, 2024
Earnings per share - basic	21.85	(18.70)	3.15
Earnings per share - diluted	21.7	(18.57)	3.13

The change in presentation currency resulted in the following impact on the six months ended June 30, 2024 basic and diluted earnings per share:

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 40 Page 31/44 CVR no. 2102 3884

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	Previously reported in DKK		Reported in USD
	June 30, 2024	Presentation currency change	June 30, 2024
Earnings per share - basic	42.13	(36.04)	6.09
Earnings per share - diluted	41.85	(35.80)	6.05

Information about Geographical Areas
Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates, product sales or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.
Reclassifications
In order to conform to the current period gross presentation for the first half of 2025, a reclassification of net $58 million has been made to the gross amounts presented for the first half of 2024 to move foreign exchange rate gains and losses related to marketable securities from gains and losses on foreign exchange rates to gains and losses on marketable securities. These reclassifications have no impact on the net amounts of financial items as presented in Note 6 - Financial Income and Expenses.
To facilitate the comparison of information across periods, a reclassification has been made to a prior period amount for cash (used in) investing activities of $11 million to conform to the current period’s presentation.
(In all accompanying tables, amounts of dollars expressed in millions, except per share amounts, unless otherwise noted.)
Note 2 - Acquisition of Businesses
On May 21, 2024 (Acquisition Date), Genmab completed the previously announced acquisition of all of the outstanding shares of ProfoundBio, resulting in ProfoundBio becoming a wholly owned subsidiary of Genmab. The acquisition of ProfoundBio gave Genmab worldwide rights to three candidates in clinical development, including ProfoundBio’s lead drug candidate, rinatabart sesutecan (Rina-S). In addition, Genmab acquired ProfoundBio’s novel ADC technology platforms. Rina-S is a clinical-stage, FRα-targeted, TOPO1 ADC, which was in Phase 2 of a Phase 1/2 clinical trial at the time of the acquisition, for the treatment of ovarian cancer and other FRα-expressing solid tumors. Based on the data from the ongoing Phase 1/2 clinical trial Genmab intends to broaden the development plans for Rina-S within ovarian cancer and other FRα-expressing solid tumors. In January 2024, the U.S. FDA granted Fast Track designation to Rina-S for the treatment of patients with FRα-expressing high-grade serous or endometrioid platinum-resistant ovarian cancer.

In addition to payment of $1.72 billion for all of the outstanding shares of ProfoundBio, Genmab also made a $199 million payment to holders of outstanding ProfoundBio equity awards for settlement of such vested and non-vested awards. Of the USD $199 million payment, $187 million related to the portion of awards where the vesting period was completed prior to the Acquisition Date. This portion of the payment was therefore determined to be attributable to the pre-combination period and included in purchase consideration. The remaining $11 million payment related to the portion of awards with future vesting conditions, and therefore is attributable to post-combination services. The amount attributable to the post-combination service does not form part of the consideration and was therefore instead recognized as Acquisition and integration related charges in Genmab’s Condensed Consolidated Statements of Comprehensive Income during the second quarter of 2024.
The acquisition has been accounted for using the acquisition method of accounting which requires that assets acquired and liabilities assumed be recognized at their fair values as of the Acquisition Date and consolidated into Genmab’s Condensed Consolidated Balance Sheets. The results of operations for ProfoundBio have been

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included in Genmab’s consolidated financial statements from the Acquisition Date. A fair value measurement has been performed and the purchase price has been allocated to intangible assets, associated deferred tax liabilities, other assets and liabilities, as well as goodwill being the excess value of the purchase price over the fair value of assets acquired and liabilities assumed (the purchase price allocation). Adjustments may be applied to the purchase price allocation for a period of up to 12 months from the Acquisition Date and was therefore finalized during the second quarter of 2025. During the fourth quarter of 2024, the Company recorded a measurement period adjustment impacting non-current deferred tax liabilities and goodwill that was not material.

The total consideration for the acquisition of ProfoundBio is summarized as follows:

Total Consideration
Cash paid for outstanding shares	1,718
Cash for equity compensation attributable to pre-combination service	187
Total consideration	1,905
Cash acquired	(122)
Cash used for acquisition of business	1,783
The purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed at the Acquisition Date based upon their respective fair values summarized below:

Amounts Recognized as of the Acquisition Date
Cash and cash equivalents	122
Other current assets*	4
Property and equipment	6
IPR&D	1,540
Technology platform intangible asset	181
Other non-current assets**	3
Non-current deferred tax liability	(292)
Other current liabilities***	(13)
Total identifiable net assets	1,551
Goodwill	354
Total consideration	1,905
*Includes receivables and other investments
**Includes other investments and right-of-use assets
***Includes other payables, contract liabilities, lease and other liabilities
The carrying values of other current assets, property and equipment, other non-current assets and other current liabilities were determined to approximate their fair values.
The fair value assigned to acquired IPR&D, which was calculated using the multi-period excess earnings method of the income approach, was based on the present value of expected after-tax cash flows attributable to Rina-S, which was in Phase 1/2 testing. The present value of expected after-tax cash flows obtainable from Rina-S and assigned to IPR&D was determined by estimating the after-tax costs to complete development of Rina-S into a commercially viable product, estimating future revenue and ongoing expenses to produce, support and sell Rina-S, on an after-tax basis, and discounting the resulting net cash flows to present value. The

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revenue and costs projections used were reduced based on the probability that compounds at similar stages of development will become commercially viable products. The rate utilized to discount the net cash flows to their present value reflects the risk associated with the future earnings attributable to the intangible asset. Acquired IPR&D will be accounted for as an intangible asset not yet available for use until regulatory approval in a major market is received or development is discontinued.
The fair value of the technology platform intangible asset was calculated using the relief from royalty method of the income approach. This method includes assigning value based on the economic savings from owning, rather than in-licensing, the technology platform intangible asset supported by observable market data for peer companies, then discounting the resulting probability adjusted net post-tax cash flows using a discount rate commensurate with the risk associated with the future income or cost savings attributable to the intangible asset.
The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as probabilities of technical and commercial success, revenue growth rates, operating margins, and royalty rates).
The excess of purchase price over the fair value amounts assigned to identifiable assets acquired and liabilities assumed represents the goodwill amount resulting from the acquisition. The goodwill recorded as part of the acquisition is attributable to the intangible assets that do not qualify for separate recognition at the time of the acquisition, assembled workforce and deferred tax consequences of the IPR&D and technology platform intangible asset recorded for financial statement purposes. Genmab does not expect any portion of this goodwill to be deductible for tax purposes. The goodwill attributable to the acquisition has been recorded as a non-current asset in Genmab’s Condensed Consolidated Balance Sheets and is not amortized, but is subject to review for impairment annually. Refer to Note 4 for further details related to the accounting for goodwill.
From the Acquisition Date through June 30, 2024, Genmab’s Condensed Consolidated Statements of Comprehensive Income include no revenue and the following expenses associated with the acquisition and operations of ProfoundBio:

Condensed Consolidated Statements of Comprehensive Income:	Acquisition Date through June 30, 2024
Research and development expenses	10
Selling, general and administrative expenses	1
Acquisition and integration related charges*	20
Total	31
*Acquisition related charges incurred from the Acquisition Date through June 30, 2024, are comprised of payments to holders of outstanding ProfoundBio equity awards related to post-combination services ($11 million). The remaining expenses are integration related charges incurred from the Acquisition Date through June 30, 2024, which are comprised of professional fees incurred to assist with the integration of ProfoundBio into Genmab’s operations post-acquisition. Additionally, prior to the Acquisition Date, Genmab recorded $16 million in Acquisition and integration related charges in Genmab’s Condensed Consolidated Statements of Comprehensive Income related to professional due diligence procedures in connection with the acquisition of ProfoundBio. The $16 million of Acquisition and integration related charges incurred prior to the Acquisition Date and the $20 million of Acquisition and integration charges incurred from the Acquisition Date through June 30, 2024 total $36 million.

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The following table provides Genmab’s consolidated revenue and net profit for the first six months of 2024 as if the acquisition of ProfoundBio had occurred on January 1, 2024:

Six Month Period Ended June 30, 2024
Revenue	1,382
Net Profit	364
The unaudited pro forma information does not necessarily reflect the actual results of operations of the combined entities that would have been achieved, nor are they necessarily indicative of future results of operations. The unaudited pro forma information reflects certain adjustments that were directly attributable to the acquisition of ProfoundBio, including additional amortization adjustments for the fair value of the technology platform intangible asset acquired.
As of June 30, 2024, Cash and cash equivalents in Genmab’s Condensed Consolidated Balance Sheets includes $30 million of restricted cash balances for funds held in escrow related to the acquisition of ProfoundBio.
Note 3 - Revenue
The table below summarizes Genmab’s revenue by type and collaboration partner, and royalties by product, under Genmab’s agreements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue by type:
Royalties	$789	$659	$1,378	$1,111
Reimbursement revenue	13	42	36	82
Milestone revenue	1	—	13	50
Collaboration revenue	21	16	37	30
Net product sales	101	62	176	109
Total	$925	$779	$1,640	$1,382

Revenue by collaboration partner:
J&J	$656	$554	$1,137	$915
Roche	21	23	46	49
Novartis	109	81	200	145
BioNTech	11	37	30	74
Pfizer	22	20	41	37
AbbVie	5	2	8	53
Other	—	—	2	—
Total*	$824	$717	$1,464	$1,273

Royalties by product:
DARZALEX	$638	$538	$1,088	$885
Kesimpta	108	80	198	144
TEPEZZA	20	23	45	49

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Other**	23	18	47	33
Total	$789	$659	$1,378	$1,111
*Excludes Genmab’s Net product sales
**Other consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY.
Net Product Sales
Genmab recognized net product sales of $176 million during the first six months of 2025 compared to $109 million in the first six months of 2024. EPKINLY was approved in the U.S. in May 2023 and Japan in September 2023.
Contract Liabilities
As part of the continued evaluation of contract liabilities related to the AbbVie Agreement, during the first six months of 2025, Genmab’s classification of contract liabilities reflects the current estimate of co-development activities as of June 30, 2025. These co-development activities are related to a performance obligation in connection with the product concepts under a research option agreement. Contract liabilities have been recognized as reimbursement revenue during the first half of 2025.
Refer to Note 2.1 in the Annual Report for further details regarding revenue.
Note 4 - Other Intangible Assets and Goodwill

	Goodwill	Licenses and Patents	Technology Platform	Acquired IPR&D	Total Intangible Assets

June 30, 2025
Cost at the beginning of the period	$355	$149	$180	$1,532	$2,216
Additions during the period	—	32	—	—	32
Cost at the end of the period	$355	$181	$180	$1,532	$2,248

Amortization and impairment losses at the beginning of the period	—	126	7	—	133
Amortization for the period	—	1	6	—	7
Impairment losses for the period	—	1	—	—	1
Amortization and impairment losses at the end of the period	—	128	13	—	141
Carrying amount at the end of the period	$355	$53	$167	$1,532	$2,107

December 31, 2024
Cost at the beginning of the year	$—	$126	$—	$—	$126
Additions during the year	341	23	174	1,481	2,019
Effect of exchange rate adjustment	14	—	6	51	71
Cost at the end of the year	$355	$149	$180	$1,532	$2,216

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Amortization and impairment losses at the beginning of the year	—	112	—	—	112
Amortization for the year	—	3	7	—	10
Impairment losses for the year	—	11	—	0	11
Amortization and impairment losses at the end of the year	—	126	7	—	133
Carrying amount at the end of the year	$355	$23	$173	$1,532	$2,083

Other Intangible Assets
The increase in the gross carrying value of other intangible assets during the first six months of 2025 was due to the addition of $32 million of licenses and patents.
Amortization expense was $7 million and $4 million for the first six months of 2025 and 2024 respectively, which was recorded in Research and development expenses in the Condensed Consolidated Statements of Comprehensive Income.
Goodwill
The carrying amount of goodwill, which relates to the acquisition of ProfoundBio during the second quarter of 2024, was $355 million as of both June 30, 2025 and December 31, 2024.
Note 5 - Financial Instruments
Genmab’s portfolio is spread over a number of different securities with a focus on liquidity and the preservation of capital. Genmab’s marketable securities in USD, DKK, EUR, and GBP as a percentage of total marketable securities were as follows:

	June 30, 2025	December 31, 2024
Percent

USD	75%	76%
DKK	16%	15%
EUR	8%	8%
GBP	1%	1%
Total	100%	100%
As of June 30, 2025, 70% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated compared to 71% as of December 31, 2024.
The table below shows the fair value measurements by level for Genmab’s financial assets measured at fair value through profit or loss:

	June 30, 2025				December 31, 2024
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	1,603	—	—	1,603	1,574	—	—	1,574
Other investments	8	2	25	35	5	2	25	32

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Marketable Securities
All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for Genmab’s marketable securities (Level 1).
Other Investments
Other investments primarily consist of investments in certain strategic investment funds. Genmab’s share of the fair value of these fund investments is determined based on the valuation of the underlying investments included in the fund. Investments in publicly traded equity securities included in these strategic investment funds are valued based at the most recent sale price or official closing price reported on the exchange or over-the-counter market on which they trade, while investments in non-publicly traded equity securities are based on other factors, including but not limited to, type of the security, the size of the holding, the initial cost of the security, the price and extent of public trading in similar securities of the comparable companies, an analysis of the company's or issuer's financial statements and with respect to debt securities, the maturity and creditworthiness. As such, these fund investments have been characterized as Level 3 investments as fair values are based on significant unobservable inputs.

There were no transfers into or out of Level 3 during the first half of 2025 or 2024. Acquisitions (capital calls) and fair value changes on Level 3 investments in 2025 and 2024 were as follows:

Other Investments
Fair value at December 31, 2023	13
Acquisitions	3
Fair value changes	5
Fair value at June 30, 2024	21
Acquisitions	3
Fair value changes	1
Fair value at December 31, 2024	25
Acquisitions	3
Fair value changes	(3)
Fair value at June 30, 2025	25
Refer to Note 4.3 and Note 4.4 in the Annual Report for further details regarding Genmab’s marketable securities and other investments.

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Note 6 - Financial Income and Expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Financial income:
Interest and other financial income	$25	$42	$58	$88
Gain on marketable securities	43	50	69	119
Gain on other investments, net	3	6	1	5
Foreign exchange rate gain	83	19	125	72

Total financial income	$154	$117	$253	$284

Financial expenses:
Interest and other financial expenses	$(9)	$(3)	$(14)	$(7)
Loss on marketable securities	(5)	(26)	(12)	(49)
Foreign exchange rate loss	(77)	(17)	(108)	(24)

Total financial expenses	$(91)	$(46)	$(134)	$(80)

Net financial items	$63	$71	$119	$204

Note 7 - Share-Based Payments
Restricted Stock Unit Program
Genmab has established an RSU program (equity-settled share-based payment transactions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. RSUs granted to Executive Management are performance-based (PSUs).

	Six Months Ended
	June 30,
	2025	2024
RSUs granted	636,825	452,485
Weighted average fair value per RSU granted (DKK)	1,601.95	2,010.05

RSUs vested	180,822	130,579
Refer to Note 4.6 in the Annual Report for details on the RSU program.
Warrant Program
Genmab has established a warrant program (equity-settled share-based payment transactions) as an incentive for all Genmab employees.

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	Six Months Ended
	June 30,
	2025	2024
Warrants granted	530,330	345,079
Weighted average exercise price per warrant granted (DKK)	1,604.81	2,006.50
Weighted average Black-Scholes fair value per warrant granted (DKK)	500.33	650.72

Warrants exercised	43,921	62,374
Weighted average exercise price on date of grant per warrant exercised (DKK)	1,057.95	1,208.46
% change in share capital - warrants exercised	0.07%	0.09%
Refer to Note 4.6 in the Annual Report for details on the warrant program.
Share-Based Compensation Expense
Share-based compensation expenses related to Genmab’s RSU and warrant programs for the first six months of 2025 were $58 million compared to $51 million for the first six months of 2024.
Share Repurchases
At Genmab’s Annual General Meeting on March 12, 2025, the Board of Directors was authorized to allow Genmab to acquire treasury shares with a total nominal value of up to 10% of the share capital in the period until and including March 11, 2030. The purchase price for the relevant shares may not deviate by more than 10% from the price quoted on Nasdaq Copenhagen A/S at the time of the acquisition. Such shares may only be acquired to the extent that the Company’s total holding of treasury shares does not at any time exceed a nominal value of 10% of the share capital. The authorization replaced existing previously provided authorizations to purchase treasury shares.
As announced on March 25, 2025, Genmab initiated a share buy-back program to reduce capital and to honor our commitments under the RSU program. During the first six months of 2025, Genmab acquired 2,200,000 of its own shares under the program, representing approximately 3.3% of share capital as of December 31, 2024. The total amount incurred to acquire the shares, including directly attributable costs, was $430 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the Condensed Consolidated Balance Sheets as of June 30, 2025. As of June 30, 2025, 3,763,698 shares were available for repurchase, and 2,651,727 treasury shares were held by Genmab.
As announced on February 14, 2024, and March 15, 2024, Genmab initiated two share buy-back programs. The purpose of the share buy-back program announced on February 14, 2024, was to honor Genmab’s commitments under the RSU program. The share buy-back program announced on March 15, 2024, was in support of Genmab’s capital allocation strategy. During the first six months of 2024, Genmab acquired 2,011,853 of its own shares, under both programs, representing approximately 3.0% of share capital as of December 31, 2023. The total amount incurred to acquire the shares, including directly attributable costs, was $560 million and was recognized as a deduction to shareholders’ equity.
Share Capital Reduction
At the Genmab’s Annual General Meeting on March 12, 2025, the decision was made to reduce the share capital with nominally DKK 2,076,853 by cancellation of 2,076,853 of the Company’s holding of shares with a

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nominal value of DKK 1 each. The decision was approved on April 10, 2025 by the board of directors and was consequently registered with the Danish Business Authority.

Note 8 - Related Parties
Genmab’s related parties are its Board of Directors, Executive Management, and close members of the family of these persons.
Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the Executive Management.
Other than the similar remuneration relating to the Board of Directors and the Executive Management described in Note 5.1 in the Annual Report, there were no material related party transactions during the first six months of 2025.
Changes to the Executive Management and the Board of Directors
Following Genmab’s Annual General Meeting on March 12, 2025, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Elizabeth O’Farrell, Paolo Paoletti and Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period. Mijke Zachariasse, Martin Schultz and Michael Kavanagh were elected as employee-elected board members and will serve for a three-year period expiring in 2028.
Note 9 - Leases
Amounts recognized in the Condensed Consolidated Balance Sheets
The Condensed Consolidated Balance Sheets show the following amounts relating to leases:

	June 30, 2025	December 31, 2024

Right-of-use assets
Properties	$125	$128

Total right-of-use assets	$125	$128

Lease liabilities
Current	$16	$13
Non-current	132	131

Total lease liabilities	$148	$144
During the first six months of 2025, there were no material additions to Genmab’s right-of-use assets and lease liabilities. During the first six months of 2024, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases in the U.S. with respect to office and laboratory space and in Japan with respect to office space.

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Amounts recognized in the Condensed Consolidated Statements of Comprehensive Income
The Condensed Consolidated Statements of Comprehensive Income show the following amounts relating to leases:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Depreciation charge of right-of-use assets
Properties	$4	$4	$8	$7

Total depreciation charge of right-of-use assets	$4	$4	$8	$7

Variable lease payments, short-term lease expense, lease interest expense and low-value leases are not material.
Note 10 - Contingencies
Chugai Patent Infringement Complaint
In 2024, Chugai filed a lawsuit in the Tokyo District Court, Japan against AbbVie’s and Genmab’s subsidiaries in Japan asserting that their activities with EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai, JP6278598 and JP6773929. Chugai is claiming damages and injunctive relief.
Genmab and AbbVie believe that the two Japanese patents are invalid and not infringed and are vigorously defending against the lawsuit, and thus no provision has been recorded related to this matter.
AbbVie Rina-S Trade Secret Complaint
During the first quarter of 2025, AbbVie filed a complaint in the U.S. District Court for the Western District of Washington (Seattle) naming Genmab A/S; ProfoundBio US Co.; ProfoundBio (Suzhou) Co., Ltd.; and former AbbVie employees as defendants. AbbVie alleges that the defendants have misappropriated AbbVie’s alleged trade secrets relating to the use of disaccharides to improve the hydrophilicity of drug-linkers in ADCs in connection with Rina-S and other ADC pipeline products of ProfoundBio. AbbVie is seeking damages and broad injunctive reliefs. AbbVie is not asserting or enforcing any patent rights against the defendants, and to Genmab’s knowledge, AbbVie has not pursued any development of products incorporating their alleged trade secrets.
Genmab categorically refutes these allegations and will vigorously defend the company against AbbVie’s claims, and thus no provision has been recorded related to this matter.
Note 11 - Subsequent Events to the Balance Sheet Date
No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of June 30, 2025.

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ABOUT GENMAB
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.
Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.
This Interim Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.
Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®; HexElect®; KYSO®, ABBIL1TY™, RAINFOL™; ProfoundBio™ and Rina-S® are trademarks of ProfoundBio, US, Co. and Genmab (Suzhou) Co., Ltd. Tivdak® is a trademark of Seagen Inc.; EPCORE®, EPKINLY®, TEPKINLY® and their designs are trademarks of AbbVie Biotechnology Ltd.; Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, RYBREVANT®, TECVAYLI® and TALVEY® are trademarks of Johnson & Johnson; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

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DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT
The Board of Directors and the registered members of Executive Management have today considered and adopted the unaudited interim report of the Genmab Group for the six months ended June 30, 2025.
The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.
We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the Group.
Furthermore, we consider the Management’s Review to give a true and fair account of the development in the Group’s activities and financial affairs, results of operations and the Group’s financial position as a whole as well as a description of the significant risks and uncertainties which the Group faces, as further described in this report, our 2024 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in February 2025.
Copenhagen, 7 August 2025
Registered Members of Executive Management

Jan van de Winkel (President & CEO)	Anthony Pagano (Executive Vice President & CFO)
Board of Directors

Deirdre P. Connelly (Chair)	Pernille Erenbjerg (Deputy Chair)	Anders Gersel Pedersen

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse (Employee elected)	Michael Kavanagh (Employee elected)	Martin Schultz (Employee elected)

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